

Mail Stop 3561

March 31, 2016

Charles E. Barrantes
Chief Financial Officer
General Finance Corporation
39 East Union Street
Pasadena, California 91103

>   **Re: General Finance Corporation**
>   **Form 10-K for the Fiscal Year Ended June 30, 2015**
>   **Filed September 11, 2015**
>   **File No. 001-32845**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed October 16, 2015**
>   **File No. 001-32845**

Dear Mr. Barrantes:

We have reviewed your March 24, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 10, 2016 letter.

Form 10-K for the Fiscal Year Ended June 30, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Financial Condition

Cash Flows for FY 2015 Compared to FY 2014, page II-14

1. We note your response to comment 3. We also note that your changes in operating assets and liabilities decreased cash flows from operating activities by $15.7 million. To

enhance your presentation, please provide a more informative analysis and discussion of changes your operating assets and liabilities, for each period presented. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Inventories, page F-9

2. We note your response to comment 4 that units initially classified as inventories are transferred to the lease fleet if placed on lease. Please explain at what basis you transfer units reclassified to the lease fleet. If your experience is the majority of your purchases of units will eventually be classified in the lease fleet, please tell us why it is appropriate to initially classify such units as inventory as opposed to lease fleet. Please also explain what is meant by "The Company accounts for purchases of units of *what would* be considered lease fleet". Finally, please tell us the average period of time such items are included in inventory prior to being reclassified or sold and whether and how you evaluate the lower of cost or market while such items are classified as inventory.

Note 4. Acquisitions, page F-16

3. We note your response to comment 5, in which you assert that your "other acquisitions" were immaterial based on revenues since acquisition of the acquired businesses for each of the years presented. Please tell us how you evaluated materiality for disclosing the supplemental pro forma information required by subparagraphs .2 and .3 of ASC 805-10-50-2h.

Note 12. Segment Reporting, page F-33

4. Please disclose what you mean by "arms-length basis" as used in your response to comment 7. Typically intercompany transactions are accounted for at cost, market or some variation of cost or market**.**

You may contact Melissa Blume, Staff Accountant at (202) 551-7128 or Jim Allegretto, Senior Assistant Chief Accountant at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products